

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 19, 2008

Bill Burbank, Chief Executive Officer and President
China Voice Holding Corp.
327 Plaza Real, Suite 319
Boca Raton, FL 33432

> **Re:** **China Voice Holding Corp.**
> **Registration Statement on Form 10-12G/A**
> **Filed December 12, 2008**
> **File No. 000-53366**

Dear Mr. Burbank:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 12

Termination of relationships with key suppliers . . . , page 15

1.   We note your response to comment eight in our letter dated December 5, 2008. Please clarify the statement "[the] Exhibits were never attached because of their volume and changing nature." You are required to file all material exhibits and similar attachments along with the Prepaid Power Distribution contract, regardless of size. If the contract has been amended or supplemented, you should also file the amendment or supplement as an exhibit. Refer to Regulation S-K Item 601(b)(10).

2.   Revise this risk factor to clarify that approximately 37% of your revenues were derived from your relationship with Prepaid Power Distribution in your last fiscal year and approximately 50% of your revenues were derived from this relationship in the quarter ended September 30, 2008.

Item 2. Financial Information, page 24

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

Comparisons by Period, page 26

Year Ended June 30, 2008 and 2007, page 28
Quarter Ended September 30, 2008 and 2007, page 29

3.   We note your response to comment nine in our letter dated December 5, 2008 and
        the related revisions to your disclosure. However, we still believe more detail is
        necessary to explain the significant revenue growth in your calling card
        distribution segment both during your last fiscal year and during your most recent
        quarter. You should discuss, with specificity, the material underlying drivers of
        such growth. For example, identify and quantify the significance of new
        relationships with distributors and customers. Discuss and quantify the relative
        significance of other identified events, such as acquisitions or competitor
        consolidation. Also discuss other factors to the extent material, such as increases
        in volume or pricing of calling cards sold or changes in the nature of the calling
        cards sold.

Liquidity and Capital Resources, page 29

4.   Clarify the extent to which your projected revenues and operating profits in China
        are based on existing commitments from customers and suppliers and disclose
        such commitments. Since you have indicated elsewhere that your China contracts
        are cancelable, explain why management believes that these are commitments are
        likely to produce the projected revenues and operating profits. If a material
        portion of projected revenues and operating profits from China operations are not
        based on existing commitments, please explain in more detail how management
        arrived at the specific numbers projected.

5.   Please discuss and quantify the expected significance of sales from private label
        calling cards to your projected increase in calling card distribution revenues and
        margins. Provide detail about the status of this project and the specific reasons
        why management believes you will begin generating revenues from this project in
        January, 2009. Reconcile these expectations with your disclosure on page 12 that
        this is a longer-term project that will require additional funding.

6.   We note that projected growth in the calling distribution segment is also expected
        to be generated by securing additional distribution agreements and establishing
        sales rights to new brands. Please discuss your efforts to establish these new

relationships and why management believes the company will be able to increase revenues through achieving these goals in fiscal 2009.

7.   We note that you have received commitments for $250,000 of the $600,000 the company is attempting to raise in the first quarter of calendar 2009. Please disclose the nature of this committed financing and the identity of the investors.

Report of Independent Registered Public Accounting Firm, page F-1

8.   We note your response to comment 14 in our letter dated December 5, 2008. We also note that your former accountant was dismissed on September 26, 2008 and the audit report of Jimmy C.H. Cheung & Co. ("audit firm") is dated October 27, 2008. Please provide us with the following:

- The date you engaged the audit firm to be your new accountant.
- The date the audit firm began to perform its field work and audit of your financial statements including the date they began to perform the field work of your U.S. operations. Also, tell us how the audit firm was able to perform a quality in the period from that engagement date to October 27, 2008.
- The date the audit team arrived in Florida and California to begin performing the field work and audit of your financial statements.

Note 1. Revenue Recognition, page F-17

9.   We note your response to comment 15 in our letter dated December 5, 2008. Please tell us whether you replace the defective card returned by the distributor with a card in your inventory or a card that was replaced by the telecommunications carrier. Also, please address the following:

- We understand that you have general inventory risk because you take title to the cards from the telecommunications carriers at the time of shipment or delivery. Please tell us if you have the right to return the cards to the telecommunications carriers if the cards remain unsold or if the cards have expired. Also, tell us if you are provided price protection on the cards purchased from the telecommunications carriers.
- We understand that you have latitude in establishing the selling price of the cards and this price is not determined by the telecommunications carriers. Please tell us in more detail how you establish the sales prices of the cards and how your purchase prices of these cards from the telecommunications carriers are determined.
- We understand that you have credit risk because you are responsible for collecting the sales prices from your distributors. Please tell us whether you are obligated to pay the telecommunication carriers if you are unable to collect

the sales prices from your distributors. Also, tell us if you are obligated to pay the telecommunication carriers before you sell the cards to your distributors.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Ronald L. Brown
        Andrews Kurth LLP
        Via facsimile: (214) 659-4819